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[Boston Scientific Letterhead]

March 1, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Perry Hindin Tim Buchmiller

Request for Acceleration of Boston Scientific Corporation
Registration Statement on Form S-4 (File No. 333-131608)

Dear Mr. Hindin:

        Pursuant to Rule 461 of Regulation C, we request that the effective date of the Registration Statement on Form S-4 (File No. 333-131608) (the "Registration Statement") of Boston Scientific Corporation ("Boston Scientific"), originally filed on February 6, 2006 and the amendment thereto filed on March 1, 2006, be accelerated to 5:00 p.m. on March 2, 2006, or as soon as possible thereafter.

        Boston Scientific acknowledges that the disclosure in the Registration Statement is the responsibility of Boston Scientific. Boston Scientific also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff of the Commission (the "Staff"), acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and Boston Scientific represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Boston Scientific further acknowledges that the action of the Commission or the Staff, acting pursuant to its delegated authority, in declaring the filing effective does not relieve Boston Scientific from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
BOSTON SCIENTIFIC CORPORATION
By:	/s/ LAWRENCE J. KNOPF Name: Lawrence J. Knopf Title: Vice President, Assistant General Counsel
cc:
Paul W. Sandman, Boston Scientific Corporation
Bernard E. Kury, Guidant Corporation
Peter D. Lyons, Shearman & Sterling LLP
Clare O'Brien, Shearman & Sterling LLP
Scott D. Petepiece, Shearman & Sterling LLP
Charles W. Mulaney, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
Brian W. Duwe, Skadden, Arps, Slate, Meagher & Flom LLP

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